THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA* Philip Magri, Esq.+ Joseph M. Patricola, Esq.*+#	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

July 28, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:      Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:        BAETA Corp.
Registration Statement on Form S-1
Amendment No. 4
Originally filed October 14, 2008
File No.: 333-154243

Dear Mr. Mancuso and Mr. Kruczek:

Below please find our responses to the Commission’s fourth comments in its letter dated April 22, 2009 (the “Comment Letter”); regarding the above-captioned Registration Statement filed by our client BAETA Corp., a New Jersey corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Employees, page 21

1.
We note your response to prior comment 3. Please disclose when each member of your Scientific Advisory Board listed here joined that Board or otherwise became affiliated with your company. Also clarify how the board is compensated.

Response:

Per SEC Comment #1, the dates of affiliation and compensation arrangements for each of the members of the Scientific Advisory Board have been disclosed.

Selling Stockholders, page 27

2.	Regarding your response to prior comment 4:
•
Please file as an exhibit a written summary of the “verbal modification to the original consulting agreement” mentioned in your response. See Question and Answer 146.04 of the Division of Corporate Finance’s Compliance and Disclosure Interpretations regarding Regulation S-K available on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm; and

•
Please reconcile the contents of the July 2008 verbal modifications mentioned in your response with the August 2008 amendment you filed as exhibit 10.3, which appears to contradict the July modifications.

Response:

Per SEC Comment #2, a written summary of the verbal modification, which occurred on or about July 17, 2008, to the original consulting agreement between Rogers Consulting and Baeta Corp., dated May 15, 2008, has been file as Exhibit 10.2.2.

Per the Commission’s second point in this Comment #2, we wish to clarify the verbal modification to the original contract (filed and read together as Exhibits 10.2.1 and 10.2.2) as it contradicts the August 2008 amendment filed as Exhibit 10.3. The purpose of the modification (Ex. 10.2.2) was to further compensate Rogers Consulting for additional time spent working with the Company, more than originally anticipated and contracted for in the original consulting agreement (Ex. 10.2.1). Mr. Rogers and BAETA Corp. verbally agreed (as is now summarized in Exhibit 10.2.2) that the efforts of Mr. Rogers warranted further compensation than provided for in the original agreement (10.2.1), and therefore agreed to verbally modify Section II(a)(i)(1)(b) of the original agreement (10.2.1) to issue Rogers, in addition to the cash fee, a sum of 152,000 shares of common stock in consideration for services performed for the period of May 15, 2008 through September 15, 2008.

The purpose of Exhibit 10.3 was solely to extend the term of the original contract (Exhibit 10.2.1) for Rogers Consulting to perform the same services for the period of September 15, 2008 through January 15, 2009. Because the August amendment (Exhibit 10.3) was insufficient and undetermined with regard to compensation terms, Rogers Consulting and BAETA Corp. further amended the agreement, which is now memorialized in Exhibit 10.4. Please be advised that we are filing the correct version of Exhibit 10.4 with this current S-1/A filing.

3.
We note your revisions indicating that the number of shares beneficially owned by some selling shareholders before the offering has decreased. Please reconcile these changes with the disclosure elsewhere in your document regarding the number of shares sold to these stockholders. For example, it appears from your disclosure on pages 33 and 60 and exhibit 10.7 that Mr. Rogers beneficially owns 152,000 more shares than are currently disclosed on page 30. It also appears from your disclosures on pages 59-61 that Mr. and Mrs. Smith, Mr. Magri and Mr. Patricola each beneficially own more shares than are disclosed on pages 29 and 30.

Response:

Per SEC Comment #3, the selling stockholder table has been reconciled and revised and is now completely accurate.

Company Relationships with Selling Stockholders, page 32

4.
Please reconcile your response to prior comment 7 that “Rogers Consulting Group never actively sought financing for the Company” with your disclosure on page 33 that Rogers Consulting “attempted to act” in securing additional capital but those endeavors were “not accomplished successfully”.

Response:

Per SEC Comment #4, these disclosures have been reconciled. Please be advised that while these services were contracted for in the final agreement between Rogers Consulting and BAETA Corp., Mr. Rogers was dismissed pursuant to the Settlement and Release Agreement (see Exhibit 10.7) prior to engaging in any financing endeavors or finding activities.

5.	Please tell us why this section does not include your payment to Mr. Rogers that is described in section 5 of exhibit 10.7.

Response:

Per SEC Comment #5, this disclosure has been added to the registration statement in this corresponding section.

Directors, Executive Offers….page 35

6.
Please clarify the dates of Mr. Burkland’s business experience during the past five years. See Item 401(e) of Regulation S-K. If your officers are not serving BAETA full-time, please disclose the portion of their time devoted to BAETA.

Response:

Per SEC Comment #6, Mr. Burkland’s biography has been amended, and the amount of time dedicated by each officer has been fully disclosed.

7.
Clarify what you mean by the statement in the last sentence on page 36 regarding a client being the first in the world to “successfully attain certification of Sarbanes-Oxley Section 404.” Also, provide us support for your statement in this regard and your statement regarding “top market share” on page 37.

Response:

Per SEC Comment #7, these disclosures have been deleted in their entirety.

Employment Agreements, page 40

8.	Reconcile your disclosure here regarding lack of employment agreements with exhibits 10.9 and 10.10 listed on page 63.

Response:

Per SEC Comment #8, this disclosure has been reconciled, and the appropriate language has been added to the registration statement regarding our employment agreements.

Security Ownership of Certain Beneficial Owners and Management, page 41

9.
We note your response to prior comment 10. You disclose on pages F-4 and F-15 that 21,465,400 common shares were issued and outstanding as of December 31, 2008. The number of shares you issued in unregistered transactions as of December 31, 2008, as disclosed on pages 58-60, does not appear to equal that amount. Please reconcile.

Response:

Per SEC Comment #9, these disclosures have been reconciled and revised as appropriate in accordance with the Commission’s comment.

10.
We note your response to prior comment 11. You disclose in footnote 1 that you have 21,621,962 common shares outstanding and 100 preferred shares outstanding. Adding these numbers does not equal “an aggregate of 21,621,972 voting securities.” Please reconcile.

Response:

Per SEC Comment #10, this section has been reconciled for the mathematical error, and updated to reflect the current capital securities issued and outstanding to date.

Revolving line of credit, page 53

11.
From your response to prior comment 13, it is unclear why you believe the guarantee is not required to be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10). For example, you state that the guarantee is immaterial in significance, stating that it is “routine and commonplace” for officers of development-stage companies to make guarantees. However, Item 601(b)(10) requires contracts that are “material to the registrant” regardless of whether they are routine or commonplace among companies that are in a similar stage of development. Therefore, please provide your analysis of whether the guarantee is material to you.

Response:

Per SEC Comment #11, we respectfully wish to inform the Commission that the “Revolving Line of Credit personally guaranteed by Dr. Gak” is nothing more than a credit card issued to BAETA Corp. and personally guaranteed by Dr. Gak in the event the Company defaults and cannot pay the balance to Bank of America. While a personal guarantee is in place, there is no actual agreement, i.e., a separate guarantee instrument, to file as an exhibit. The personal guarantee was agreed upon in the credit card application agreement upon the opening of the account. If the Commission requests that we file the entire credit card application as an exhibit, we shall respectfully comply, however such filing will necessitate us redacting most of the information in the application in a request for confidential treatment, as most of the information pertains to the personal finances of Dr. Gak, which is not appropriate for such filing.

However, in accordance with Item 601(b)(10), we do not believe that this “agreement” need be filed as it is not material to the business, and is an agreement made in the ordinary course of business. Item 601(b)(10)(ii) states:

“If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: [A through D]”

It is our opinion that this type of guarantee is an agreement that does not fall within any of the specified categories, and is not of the type of contract requiring filing, that was contemplated by Item 601.

Related-Party Transactions

12.	Please provide current disclosure. We note the reference to loans to shareholders as of “September 30, 2008”.

Response:

Per SEC Comment #12, current disclosure revisions have been made.

Software Development Agreement…page 54

13.	Regarding your response to prior comment 13:

•
We note that exhibit 10.12 refers to “addendums to the Contract,” including those addendums that relate to “Statement of Work”. Please tell us which exhibit contains those addendums and the “bilateral document” mentioned in section 3.1 of the exhibit;

•
Clarify how the amount you pay Extranome each month is determined. For example, are you required to pay the same amount each month or are you charged as the services are rendered? How is the value of services determined?;

•
Given your disclosures that the share issuances to Extranome represent only 50% of the amount you owe for services rendered, it appears you are indebted to Extranome for the remaining 50%. If so, disclose the amount of that debt and how that debt will be satisfied. For example, will you issue more shares or are you required to pay cash? Also disclose the interest rate and maturity of that debt; and

•
Please provide us your detailed analysis supporting your conclusion that the compensation under this arrangement does not need to be included in your Summary Compensation Table. Cite all authority on which you rely, and include your analysis of Regulation S-K Item 402(m)(l).

Response:

Per SEC Comment #13, the “addendums to the Contract” are the Statements of Work (“SOW’s”). This Amendment No. 4 to the registration statement includes all of the SOW’s issued pursuant to the Software Development Contract, from November 2008 through June 2009, filed as Exhibits 10.12.2 through 10.12.9.

Please note that the amount BAETA pays to Extranome is clarified in the “Section 8 PRICING” for each monthly SOW. The value of the services is determined by the work force composition and effort (LOE) described in sections 8 and 9 of each SOW. Section 3.1 of the exhibit 10.12 refers to the cumulative scope of work performed over the duration of the Software Development Contract as elaborated in each SOW.

With regard to the disclosure that the share issuances to Extranome represent only approximately 50% of the amount owed for services rendered please be advised that the remaining 50% is currently being paid in cash and to date, BAETA is not in arrears to Extranome. To the extent that the Company has (in the past) or will become short on cash-at-hand, funds owed to Extranome are accounted for as an Accounts Payable liability, and are non-interest bearing debts owed to Extranome.

Per the SEC’s comment, please be advised that we have changed our position with regard to this compensation arrangement between Extranome and BAETA Corp., and due to the fact that Dr. Gak owns 100% of Extranome, we are reporting all payments made to Extranome as executive compensation to Dr. Gak.

Financial Statements, page F-1

14.
Please tell us the reason for the duplicative disclosure in this section, including how your procedures could permit such duplication; add to your prospectus any risk factors regarding your procedures that are appropriate. Also tell us the reasons for the differences in the financial statements presented, such as the differences in the two Statements of Cash flows presented.

Response:

Per SEC Comment #14, please be advised that the Company has taken aggressive and precautious measures to correct the systematic error that occurred in the prior filing. Upon a thorough investigation and analysis of the prior filing, we are of the opinion that the error occurred solely due to insufficient quantity of personnel on the executive officer level at that time who could dedicate sufficient time to all matters dealing with the Company, and an insufficient quality of work with regards to certain consultants and third party service providers.

To rectify the above mentioned problems, we have since employed numerous employees at the executive level, most notably a full-time Chief Executive Officer (and Principal Executive Officer) in Mr. Leonid Pushkantser, a veteran in the industry who brings invaluable experience to our Company. There are now in place, several levels of review and oversight with regards to the Company’s public filings.

With regard to consultants and third party service providers, the most pertinent changeover was the hiring of a new auditing firm, W.T. Uniack & Co., CPAs, P.C. On May 26, 2009, Stan J.H. Lee, CPA, CMA, resigned as auditor of BAETA Corp. Subsequently, the Company hired W.T. Uniack & Co., CPAs, P.C. as independent auditor going forward. In accordance with the resignation of Stan J.H. Lee, CPA, CMA, management conducted a review of the December 31, 2008 audited financial statements, and determined that many material errors were present necessitating a re-audit, and as such, engaged W.T. Uniack & Co., CPAs, P.C. to re-audit the Company financials for the year ending December 31, 2008. The re-audited and corrected financial statements for the year ending December 31, 2008 are enclosed with this Registration Statement.

We are of the opinion that the difficulties we have experienced and the concerns of the Commission per this comment have been thoroughly rectified with the actions taken by the Company in hiring qualified executive personnel, some on a fulltime basis, and replacing former third party service providers and consultants with such services providers that better serve our Company and will ensure the requisite level of oversight required of a publicly traded company.

Report of Independent Registered Public Accounting Firm, page F-1

15.	Please have your auditors revise their audit report to address the financial statements for all periods including in your filing.

Response:

Per SEC Comment #15, the audit report has been revised in accordance with the Commission’s request.

Exhibits

16.	We reissue prior comment 18 because Exhibit 10.4 continues to be missing both parties’ signatures and exhibit 10.9 appears to be unsigned.

Response:

Per SEC Comment #16, the proper exhibits have been filed.